Via Facsimile and U.S. Mail
Mail Stop 6010

April 23, 2009

Mr. John F. Corcoran
Senior Vice President and Chief Financial Officer
CNA Surety Corporation
333 South Wabash Avenue
Chicago, Illinois   60604

Re: CNA Surety Corporation
Form 10-K for the Year Ended December 31, 2008
Filed on February 17, 2009
Schedule 14A
Filed on March 19, 2009
File No. 001-13277

Dear Mr. Corcoran:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

Property and Casualty Claim and Claim Adjustment Expenses, page 9

1. Please revise your loss reserve development table to include a line item that
    arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the
    difference between the gross reserve and the gross re-estimated reserve) for each
    year presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies

Reserves for Unpaid Losses and Loss Adjustment Expenses and Reinsurance, page 18

2. You disclose that you intend to change the timing of the comprehensive actuarial
    review performed to establish loss reserve estimates beginning in 2009. Please
    tell us whether or not you consider this to be a change in accounting principle and
    the rationale for your conclusion.

Liquidity and Capital Resources, page 31

3. Please tell us whether you have any off-balance sheet arrangements, as defined by
    Item 303 of Regulation S-K. If so, please provide the disclosures required by
    Item 303(a)(4).

Financial Condition

Investment Portfolio, page 34

4. Please revise your tabular disclosures on pages 35, 37 and 59 to present the
    amounts of the securities in your investment portfolio that are guaranteed by third
    parties along with the credit rating with and without the guarantee.   For split
    ratings include the ratings provided by both rating companies instead of
    disclosing the higher of the two ratings.

Quantitative and Qualitative Disclosures About Market Risk, page 41

5. You provided a sensitivity analysis that assumed hypothetical increases and
    decreases of 200 basis points for all of your fixed income asset classes. However,
    credit spreads on fixed income investments do not increase or decrease by the

same amounts. Please revise your sensitivity analysis disclosures to provide
estimates of reasonably likely changes in interest rates for your various fixed
income asset classes. Please also provide a separate sensitivity analysis for your
asset and mortgage-backed investments given the different structure of these
fixed-income products.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Investments, page 51

6. Please disclose how estimated prepayments are considered in recognizing income
    under the effective-yield method for your asset and mortgage-backed investments.
    Please refer to paragraph 19 of SFAS 91.

Note 2 – Investments, page 55

7. You disclosed that asset and mortgage-backed securities represent $171 million or
    17% of your fixed income securities. You also disclosed that you recognize
    investment income using the effective-yield method based on estimated cash
    flows. Please revise your disclosures to discuss the level of recent cash flows
    compared to the projected cash flows underlying your asset and mortgage-backed
    securities when the transactions were originated. In those cases where the
    monthly cash flows during the fourth quarter are materially lower than the
    originally projected cash flows please tell us the factors considered in concluding
    that the investments are not impaired.

8. Please disclose why you have not recognized any realized or unrealized losses on
    your $110 million investments in U.S. Government and agencies' collateralized
    mortgage obligations and mortgage pass-through securities given the exposure to
    residential real estate of these investments. Please also enhance the disclosures
    related to unrealized losses on your various asset and mortgage-backed securities
    to support your assertion that you will collect all of the estimated cash flows.

Item 15. Exhibits and Financial Statement Schedules, page 91

9. We note that you have entered into an Administrative Services Agreement with
    Continental Casualty Company which allows the company to purchase and/or
    have access to certain services provided by CNA Financial Corporation. Please
    file this related party agreement as an exhibit to your Form 10-K. If you do not

believe that this agreement is required to be filed as exhibit, please provide us with your analysis in support of this position.

10. We note that you have entered into an excess of loss agreement with one of your affiliates, the First Insurance Company of Hawaii, Ltd. and its subsidiaries. Please file this related party agreement as an exhibit to your Form 10-K. If you do not believe that this agreement is required to be filed as exhibit, please provide us with your analysis in support of this position.

DEF14A

Compensation Discussion and Analysis

Setting Compensation – Benchmarking, page 9

11. We note that the company relies on several surveys to benchmark the compensation of its NEOs against the compensation of similarly-positioned executives at other companies. Based on your disclosure, it is unclear how you use other companies' compensation information to benchmark the compensation of your NEOs. Please revise your disclosure to elaborate on how comparative compensation data is used to determine the compensation to be provided for your NEOs.

Annual Cash Bonus, page 10

12. We note your disclosure that the bonus recommendations for each NEO are based on "established performance objectives." Please revise your disclosure to identify and describe these performance objectives. In addition, please disclose the level of achievement in comparison to the established performance objectives and include a discussion of how the level of achievement impacted your determination of the bonus compensation paid to NEOs in 2008.

CNA Surety Corporation 401(k) Plan, page 14

13. We note that you disclose the payment of an additional company contribution to your NEOs 401(k) plan in the event that certain "company-wide performance targets" are met. Please revise your disclosure to identify and describe these performance targets. In addition, please disclose the level of achievement in comparison to the established performance targets and include a discussion of how the level of achievement impacted your determination of the additional contribution made to NEO's 401(k) plans.

Certain Relationships and Related Transactions, page 23

14. We note that you have entered into several related party transactions and agreements. However, you do not provide disclosure in relation to the review, approval or ratification of these transactions with related persons as required under Item 404(b) of Regulation S-K. Please revise your disclosure to include this information.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or Jeffrey P. Riedler, Assistant Director at (202) 551-3715 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant